Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement No. 333-157129 on Form S-8 of our reports dated March 25, 2011, relating to the consolidated financial statements of China Distance Education Holdings Limited, its subsidiaries and its variable interest entity (collectively, the “Group”) (which report includes an explanatory paragraph relating to the retrospective application of the authoritative pronouncement issued by Financial Accounting Standards Board regarding noncontrolling interests) and the effectiveness of the Group’s internal control over financial reporting, appearing in the Annual Report on Form 20-F of China Distance Education Holdings Limited for the year ended September 30, 2010.

/s/ Deloitte Touche Tohmatsu CPA Ltd,
Beijing, the People’s Republic of China

March 25, 2011